May 28, 2015

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Kathy Churko

Re: Praxis Mutual Funds Annual Report Dated December 31, 2014

Dear Ms. Churko:

On behalf of the Praxis Mutual Funds (the “Trust”), we are responding to the comments you provided via telephone on April 28, 2015. Each comment is listed below with a corresponding response.

1.	Comment: President’s Letter – The discussion of positive social impact bonds lists several bonds that are described as among “some of the most significant purchases.” If this phrase is used in future shareholder reports, please explain whether significance is based on the size of the holdings by the Funds or the social impact of the bonds.

Response: The requested change will be made in future shareholder reports.

2.	Comment: Total Return Tables – Please present the performance of Class A Shares (With Load) before the performance of Class A Shares (Without Load).

Response: The requested change will be made in future shareholder reports.

3.	Comment: Total Return Tables – Please identify the inception date for each share class presented.

Response: The requested change will be made in future shareholder reports.

U.S. Securities and Exchange Commission

05/28/15

On behalf of the Trust, we acknowledge that (1) the Trust is responsible for the adequacy and accuracy of the disclosures in the filings; (2) comments by the Staff of the SEC or changes to the disclosure in response to Staff comments on the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (3) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions regarding the responses set forth above, please contact me at 614-255-5549.

Sincerely,

/s/ Trent M. Statczar

Trent M. Statczar

Praxis Mutual Funds